EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

	2010	2009	2008	2007	2006
(in millions)
Income (loss) before income tax (expense) benefit(A)	$340	$313	$120	$(147)	$296
Less: Net income attributable to non-controlling interests	(44)	(25)	—	—	—
Dividends from non-consolidated affiliates	5	59	85	111	83
Interest expense(B)	215	235	456	493	418
Debt amortization expense	38	16	13	9	13
Interest portion of rent expense(C)	19	18	17	17	15

Total earnings	573	616	691	483	825
Capitalized interest	4	1	5	7	6
Interest expense(B)	234	253	473	510	433
Debt amortization expense	38	16	13	9	13

Total fixed charges	276	270	491	526	452

Ratio of earnings to fixed charges	2.08	2.28	1.41	—	1.83
Earnings shortfall	—	—	—	(43)	—

(A)	Excludes equity in (loss) income of non-consolidated affiliates.
(B)	Excludes interest expense on income tax contingencies.
(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

E-20